1271 Avenue of the Americas
New York, New York 10020-1401
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Dubai	Riyadh
August 22, 2025	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR AND SECURE TRANSFER

FT INTERMEDIATE, INC. HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH WERE REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR, UNDER RULE 83 OF THE SEC’S RULES OF PRACTICE, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO ITS EXAMINER AT THE DIVISION OF CORPORATION FINANCE.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ben Phippen
Cara Lubit
Madeleine Joy Mateo
James Lopez

Re:	FT Intermediate, Inc.
Registration Statement on Form S-1 (File No. 333-289695)
To the addressees set forth above:
On behalf of FT Intermediate, Inc., a Nevada corporation (the “Company”), we hereby submit a preliminary price range in connection with the Company’s proposed initial public offering (the “IPO”). The Company intends to include the proposed bona fide price range required pursuant to Item 501(b)(3) of Regulation S-K in a subsequent amendment to the Company’s Registration Statement on Form S-1 (File No. 333-289695) (the “Registration Statement”), which price range the Company currently expects will be within the range provided below. The provided terms are the Company’s current estimate of the public offering price based on current market information. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase, decrease or narrow accordingly. The Company expects to file an amendment to the Registration

August 22, 2025 Page 2

Statement with the bona fide price range required pursuant to Item 501(b)(3) of Regulation S-K on or about September 2, 2025. In any event, the bona fide price range to be included in the preliminary prospectus will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04 and will not have a difference of more than 20% of the high end of the range.
The Company expects to have a bona fide price range required pursuant to Item 501(b)(3) of Regulation S-K within the preliminary price range of $[***] to $[***] per share.
Because of the commercially sensitive nature of the information contained herein, the Company has also submitted a request for confidential treatment of selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commissions’ Rules on Information and Requests, 17 C.F.R. § 200.83.
* * * * * *
Please advise us if we can provide any further information to facilitate your review. Please direct any questions or comments regarding this letter to Marc D. Jaffe at (212) 906-1281.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)

Michael Tannenbaum, Chief Executive Officer, FT Intermediate, Inc.
Macrina Kgil, Chief Financial Officer, FT Intermediate, Inc.
Ronald Chillemi, Chief Legal Officer and Corporate Secretary, FT Intermediate, Inc.
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP